SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of Xcel Energy Inc. File No. 70-9635 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION

        This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated September 30, 2003 (HCAR No. 27731) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2005 through March 31, 2005 (the "First Quarter").

a.)
Following is a computation under rule 53(a) setting forth Xcel Energy's consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of March 31, 2005:

Average consolidated retained earnings:	$420.8 million
Aggregate investment in all EWGs and FUCOs*:	$6.1 million

*
Xcel Energy owns an 11.2% interest in United States Power Fund, L.P. (US Power Fund). US Power Fund is a limited partnership that primarily invests in independent power projects and other energy-related projects. The investment balance is from US Power Fund's financial statements as of 3/31/05 and represents only that portion of Xcel Energy's investment in US Power Fund that is actually invested in EWG's.

b.)
Following is a listing of Xcel Energy's aggregate investment in each EWG and FUCO:

(in millions)
Investment in EWGs and FUCOs:
US Power Fund*	$6.1 million

*
Among the investments of US Power Fund are the following EWG's: Denver City Energy Associates, L.P., Black River Generation, LLC, Hamakua Energy Partnership, L.P. and MASSPower G.P. Financial statements for these non-public entities were not available as of 3/31/05.

c.)
Xcel Energy's consolidated capitalization ratio* as of March 31, 2005:

Debt as a percentage of capitalization (including approximately $209.0 million of short-term debt)	56%
Common stock equity as a percentage of capitalization	43%
Preferred equity as a percentage of capitalization	1%

  Xcel Energy's Utility Subsidiaries capitalization ratio* as of March 31, 2005:

	NSP- Minnesota	NSP- Wisconsin	PSCo	SPS
Debt as a percentage of capitalization (including short-term debt)	50%	43%	47%	53%
Common stock equity as a percentage of capitalization	50%	57%	53%	47%
  *
  Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)
Market-to-book ratio of Xcel Energy's common stock as of March 31, 2005:

Market-to-book ratio at March 31, 2005	1.31

e.)
New EWG projects in which Xcel Energy invested or committed to invest during the First Quarter:
None

f.)
Growth in consolidated retained earnings for the three months ended March 31, 2005 (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):

(in millions)
Retained earnings growth from EWG projects	$0.2*
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	36.8

Total increase in consolidated retained earnings for the three months ended March 31, 2005	$37.0

*
Because financial statements for US Power Fund's EWG investments were not available, retained earnings growth from US Power Fund's net income was pro-rated using the ratio of US Power Fund's EWG investments to its total investment balance. This estimate may not be indicative of the actual retained earnings growth attributable to US Power Fund's EWG investments.

g.)
Year-to-date revenues and net income of each EWG through March 31, 2005:

	Revenue		Net income
	(in millions)
US Power Fund	$	*	$0.2	**

*
Financial statements as of 3/31/05 were not available for individual EWG's.

**
US Power Fund's net income was pro-rated using the ratio of US Power Fund's EWG investments to its total investment balance.

h.)
Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale.
None.

i.)
The total number of shares of Common Stock issued during the First Quarter under Xcel Energy's dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.
Xcel Energy issued a total of 1,370,483* shares during the First Quarter. The shares were issued as follows: 475,991 shares under the dividend reinvestment plan and optional cash plan, and 894,492 shares under system employee benefit and executive compensation plans.

*
Excludes 2,726 shares of Xcel Energy common stock issued upon exercise of NRG options authorized pursuant to HCAR No. 27533 (May 30, 2002).

j.)
Xcel Energy long-term debt issued during the First Quarter.
As of March 31, 2005, Xcel Energy had $240,000,000 of outstanding borrowings under its five-year credit agreement at an average rate of 4.0%.

k.)
The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued or renewed during the First Quarter, and the amount, term and purpose of the guarantee.

1.
The following guarantee was issued/renewed during the First Quarter:

Guarantor	Beneficiary	Amount	Matures	Issued/Renewed	Purpose
Xcel Energy	Xcel Energy Argentina Inc.	$14,700,000	Continuous	Issued	Compliance with obligations of Xcel Energy Argentina in a Stock Purchase Agreement
  2.
  Xcel Energy guaranteed an additional $1,409,600 of surety bonds in the First Quarter. The surety bonds were exempt under Rule 45.

l.)
The amount and terms of any Short-term Debt issued by Xcel Energy during the First Quarter.
None.

m.)
The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52.
None.

n.)
A list of the deposits and withdrawals by each Utility Subsidiary from the Utility Money Pool during the quarter.
There were no Net Money Pool Balances as of the end of the First Quarter by any Participating Company*.

  Cheyenne, NSP-MN, PSCo, and SPS had borrowings from the Utility Money Pool during the First Quarter. The highest amounts outstanding during the quarter were $33,000,000, $17,200,000, $43,300,000 and $16,200,000, respectively. However, there were no outstanding balances at quarter-end for Cheyenne, NSP-M, PSCo, or SPS.

*
A list of all deposits and withdrawals during the First Quarter for each company is available to the SEC staff upon request. Cheyenne was sold in January 2005.

o.)
The amount and terms of any financings consummated by any Non-utility Subsidiary during the First Quarter that are not exempt under Rule 52.
None.

p.)
The amount and terms of any financings consummated by any Utility Subsidiary during the First Quarter under the exemption provided under Rule 52.

  Utility Subsidiaries Short-term Debt

  On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of March 31, 2005, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate
PSCo	$55,000,000	4.56%
SPS	$34,000,000	4.01%
NSP-MN	$120,000,000	5.04%
NSP-WI	$7,800,000	5.04%

  PSCo

  As of March 31, 2005, P.S.R. Investments, Inc. had short-term borrowings outstanding from PSCo of $17,615,000 at an average rate of 4.56%.

  As of March 31, 2005, PSCo had a note outstanding from 1480 Welton in the amount of $11,808,970.

  SPS

  On January 24, 2005, SPS extended its credit agreement with several banks from February 15, 2005 to May 13, 2005.

q.)
The amount and terms of any financings consummated by any Non-Utility Subsidiary during the First Quarter under the exemption provided under Rule 52.

  1.
  Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of March 31, 2005, the following such inter-company notes were outstanding with an average interest rate of 4.04%:

Lender	Borrower	Amount Outstanding
Xcel Energy	Xcel Energy Services Inc.	$26,500,000
NCE Communications, Inc.	Xcel Energy Communications Group, Inc.	$3,040,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$11,800,000
Xcel Energy	Xcel Retail	$560,000
Xcel Retail	Xcel Energy Cadence	$1,060,000
Xcel Retail	The Planergy Group	$18,049,027
XERS Inc.	Xcel Retail	$7,260,000
Utility Engineering	Xcel Energy Wholesale Group, Inc.	$91,500,000
Quixx Corporation	Utility Engineering	$70,500,000
Utility Engineering	Proto-Power Corporation	$3,569,000
Utility Engineering	Universal Utility Services	$900,000
Utility Engineering	Precision Resource Company	$1,525,000
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Products and Services, Inc.	Xcel Retail	$2,700,000
Xcel Energy Markets Holdings, Inc.	e prime, Inc.	$2,690,000
Xcel Energy	Xcel Energy Markets Holdings, Inc.	$7,075,000
Xcel Energy	Xcel Energy Ventures, Inc.	$36,215,000
Xcel Energy Ventures, Inc.	Eloigne	$34,530,000
Utility Engineering	Proto-Power New York	$195,000
Xcel Retail	Xcel Energy Performance Contracting, Inc.	$800,000
Xcel Energy	Clearwater Investments	$700,000
Xcel Energy Communications Group, Inc.	Seren Innovations, Inc.	$4,420,000
Xcel Energy	Xcel Energy Communications Group, Inc.	$3,285,000
Xcel Energy	1480 Welton	$9,740,000
Xcel Energy	United Power & Land	$3,700,000
  2.
  On March 22, 2005, Quixx entered into a $500,000 revolving credit agreement with LaSalle Bank, Chicago, Illinois, that expires on March 15, 2006. The interest rate per annum under the agreement is variable. The purpose of the credit agreement is to facilitate letters of credit to support O&M activities at Quixx.

r.)
The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the First Quarter and the identity of the parties to such instruments.

Notional Amount	Type	Rate	Trade Date	Effective Date	Expiration Date	Counterparty
$100,000,000	Pay Fix FSS	4.80%	01/14/05	09/30/05	09/30/15	Morgan Stanley
s.)
The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the First Quarter.
None.

t.)
Consolidated balance sheets as of the end of the First Quarter and separate balance sheets as of the end of the First Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the First Quarter.
The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), and

  Northern States Power Company (Wisconsin), as of March 31, 2005 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-K for the quarter ended March 31, 2005. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	001-03280
Southwestern Public Service Company	001-03789
Northern States Power Company (Minnesota)	000-31387
Northern States Power Company (Wisconsin)	001-03140

        The following balance sheets as of March 31, 2005 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy Services Inc.
Exhibit 2	Xcel Energy Communications Group, Inc.
Exhibit 3	NCE Communications, Inc.
Exhibit 4	Xcel Energy Retail Holdings, Inc.
Exhibit 5	Xcel Energy Cadence
Exhibit 6	The Planergy Group
Exhibit 7	Xcel Energy Wholesale Group, Inc.
Exhibit 8	Proto-Power Corporation
Exhibit 9	Universal Utility Services
Exhibit 10	Precision Resource Company
Exhibit 11	Xcel Energy Markets Holdings, Inc.
Exhibit 12	e prime, Inc.
Exhibit 13	Quixx Corporation
Exhibit 14	Utility Engineering
Exhibit 15	Cheyenne Light, Fuel and Power Company
Exhibit 16	Xcel Energy Ventures Inc.
Exhibit 17	Reddy Kilowatt
Exhibit 18	Xcel Energy Products and Services, Inc.
Exhibit 19	P.S.R. Investments, Inc.
Exhibit 20	e prime Energy Marketing, Inc.
Exhibit 21	XERS Inc.
Exhibit 22	Xcel Energy Argentina Inc.
Exhibit 23	United Power & Land
Exhibit 24	Eloigne
Exhibit 25	Proto-Power New York

Exhibit 26	Xcel Energy Performance Contracting Inc.
Exhibit 27	Clearwater Investments
Exhibit 28	1480 Welton
Exhibit 29	Seren Innovations, Inc.
u.)
Registration Statements filed during the First Quarter.
Form S-3 file number 333-123494 filed March 22, 2005 by NSP-MN.

  I, George E. Tyson II, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC.
	By:	/s/ GEORGE E. TYSON II George E. Tyson II Vice President and Treasurer
Dated: May 27, 2005